Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Expensify, Inc. 2009 Stock Plan, Expensify, Inc. 2019 Stock Plan, Expensify, Inc. 2021 Incentive Award Plan, and Expensify, Inc. 2021 Non-Qualified Employee Stock Purchase and Matching Plan of our reports dated April 28, 2021, except for the reclassification of employee and employee related expenses disclosed in Note 1, as to which the date is September 24, 2021, and the retrospective stock split disclosed in Note 1 as to which the date is November 1, 2021, with respect to the consolidated financial statements of Expensify, Inc. for the years ended December 31, 2020 and 2019 included in Amendment No. 3 to the Registration Statement (Form S-1 No. 333-260297), and related Prospectus of Expensify, Inc. for the registration of shares of its common stock.
/s/ Ernst & Young LLP
San Francisco, California
November 9, 2021